

CAPITAL ALLOCATION OPTIONALITY POSITIONED TO **CREATE VALUE**

Hydralyte
Dramamine
Gaviscon
Fleet

summer's eve
se
MONISTAT

thera tears
CLEAR EYES
Debrox

2024
ANNUAL REPORT

DenTek

BC
Goody's

LUDEN'S
LITTLE REMEDIES
Chloraseptic

CompoundW
WART REMOVER
Nix
BOUDREAUX'S BUTT PASTE

PrestigeConsumer
HEALTHCARE


Dramamine
motion sickness
ORIGINAL
Dual Action:
Prevents & Relieves Nausea, Dizziness and Vomiting
Dramamine
ORIGINAL
SAFETY TRAVEL VIAL INSIDE
MONISTAT 1
COMBINATION PACK
Miconazole Nitrate Vaginal Insert (1200 mg) and
Miconazole Nitrate Vaginal Cream (2%) — Vaginal Antifungal
MAXIMUM STRENGTH OVULE
BC
MAX STRENGTH
FAST PAIN RELIEF POWDER
16 PACKS
LEMONADE FLAVOR
CLEAR EYES
REDNESS RELIEF

Prestige Consumer Healthcare Inc. markets, sells, manufactures and distributes consumer healthcare products to retail outlets in the US, Canada, Australia and certain other international markets. We are a company of brand builders. We have grown organically and by acquiring well-recognized leading brands in niche categories. Our management provides our brands with the marketing expertise and investment necessary to grow the brand's market position, expand its distribution and successfully launch line extensions and new products, with the goal of continually enhancing consumer satisfaction.



2024 FACTS+FIGURES

At Prestige Consumer Healthcare, we focus on brand-building and product innovation in niche consumer healthcare categories to better improve the lives of our consumers. For generations, our trusted brands have helped consumers care for themselves and their loved ones. It is our mission to preserve this trust by continuing to provide products with their needs in mind.

RESILIENT REVENUE

Revenues of $1,125.4 million, a 6.1% CAGR over the last three years

STABLE ORGANIC PERFORMANCE

0.2% organic growth vs. 2023, even with end of year supply challenges in 2024

SUSTAINED PROFITABILITY

Adjusted EPS of $4.21, flat vs. record fiscal 2023

LOWER LEVERAGE

2.8x leverage at year-end, enabling flexibility in future capital deployment opportunities

A STRONG PORTFOLIO FOR BALANCED GROWTH

Category percentages represent FY24 Revenues, Other OTC not shown (1% of revenues)



21%
WOMEN'S HEALTH



21%
GASTROINTENSTINAL



16%
EYE & EAR CARE



10%
ANALGESICS



11%
DERMATOLOGICALS



11%
COUGH/COLD



9%
ORAL CARE

FINANCIAL HIGHLIGHTS

Fiscal Year Ended March 31,

(Dollars in thousands, except per share amounts)	2024	2023	2022	2021	2020
Net Revenues	$ 1,125,357	$ 1,127,725	$1,086,812	$ 943,365	$ 963,010
Adjusted EBITDA*	$ 373,860	$ 378,091	$ 367,653	$ 328,932	$ 328,077
Net Income (Loss)	$ 209,339	$ (82,306)	$ 205,381	$ 164,682	$ 142,281
Adjusted Net Income*	$ 211,322	$ 211,974	$ 206,310	$ 163,998	$ 151,332
Net Income (Loss) Per Share-Diluted	$ 4.17	$ (1.63)	$ 4.04	$ 3.25	$ 2.78
Adjusted Net Income Per Share-Diluted	$ 4.21	$ 4.21	$ 4.06	$ 3.24	$ 2.96
Weighted Average Shares Outstanding-Diluted	50,178	50,384	50,842	50,605	51,140
Advertising and Marketing Expense	$ 153,315	$ 145,061	$ 157,343	$ 140,589	$ 147,194
A&M as a Percentage of Net Revenue	13.6%	12.9%	14.5%	14.9%	15.3%
Operating Cash Flow	$ 248,926	$ 229,716	$ 259,922	$ 235,607	$ 217,124
Capital Expenditures	$ 9,550	$ 7,784	$ 9,642	$ 22,243	$ 14,560
Free Cash Flow**	$ 239,376	$ 221,932	$ 250,280	$ 213,364	$ 202,564
Adjusted Free Cash Flow**	$ 239,376	$ 221,932	$ 253,745	$ 213,364	$ 206,767
Adjusted Free Cash Flow as a Percentage of Net Revenues	21.3%	19.7%	23.3%	22.6%	21.5%

Total Revenues
(in millions)



$1,125.4

'20 '21 '22 '23 '24

Adjusted Net Income Per Share—diluted*



$4.21

'20 '21 '22 '23 '24

Adjusted Free Cash Flow**
(in millions)



$239.4

'20 '21 '22 '23 '24

*Adjusted net income, adjusted net income per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 15, 2024.

**Free cash flow and adjusted free cash flow are non-GAAP financial measures. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for debt repayment and acquisitions. Free cash flow and adjusted free cash flow are reconciled to GAAP Net Cash provided by operating activities in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 15, 2024.

Management believes that these measures provide additional ways to view our operations and a more complete understanding of our business than could be obtained absent this disclosure, when considered with both our GAAP results and our reconciliation therewith.



DEAR STAKEHOLDERS



A NEW CHAPTER BEGINS

Ron Lombardi Chair, President and Chief Executive Officer

Fiscal 2024 delivered a milestone year for our company in multiple ways. We achieved the lowest year-end leverage profile in the Company's history, grew free cash flow approximately 8%, and delivered a stable year-over-year financial performance in spite of highly unusual short-term supply chain challenges late in the year.

These excellent results are a culmination of a strategy set in place over five years ago. At the time, we made the decision to emphasize deleveraging while continuing to support our long-term brand-building efforts. This strategy has paid off. With consistent execution and patience, we are incrementally well positioned with a large base of optimal capital that can reinforce our capital allocation priorities to drive shareholder value over time.

STAYING THE COURSE WHILE EVOLVING

In 2018, just over five years ago, our Company completed a number of foundational changes. After acquiring the iconic Fleet® and Summer's Eve® brands and divesting the household cleaning products segment, we found ourselves in an enviable position of having a business portfolio solely made up of leading and diverse consumer health brands with long-standing connections to consumers. This streamlined starting point was further amplified by a strong financial profile that generated consistent and growing cash flows.

These strengthened attributes allowed for further capital deployment, but in the near-term necessitated a higher net debt-to-EBITDA ratio partially narrowing the lens of cash deployment opportunity in the past five years. As a result, we executed a consistent disciplined capital allocation strategy that enabled us to emphasize reducing debt while still utilizing cash flow for the accretive acquisition of the TheraTears® brand in 2021, as well as disciplined share repurchase programs that offset share dilution.

Meanwhile, we continued to invest heavily in brand-building efforts, including throughout the disrupted COVID-19 period. Our consumer-centric insight approach across our diverse brands enabled us to adapt marketing efforts to connect with ever-changing consumer behaviors and focus marketing behind these consumer needs. During this multi-year horizon, we had several long-term success stories that stand out.

One example is Dramamine®. Over this time period, we grew Dramamine at a solid double-digit compound annual revenue growth rate, building on a long history of success that is driven by time-tested brand-building efforts that emphasized iconic marketing campaigns, a consistent innovation pipeline, and a strategic expansion into the adjacent nausea category.

We utilize consumer insights for all of our brands to identify and introduce new products and categories that help match consumer needs. Those insights led to addressing the distinctive nausea market with Dramamine Nausea offerings that quickly became a brand leader in the nausea category. These expansive efforts were successful thanks to the underpinnings of our long-term brand-building focus. For Dramamine, this included highly recognizable and engaging

OUR FAMILY OF ICONIC BRANDS:







DITCH
THE Drama Llama OF
NAUSEA
Dramamine
motion sickness
NON-DROWSY
ORIGINAL
Use as directed
Dramamine
nausea
GINGER
CHEWS

Dramamine's "Ditch the Drama" campaign features a memorable "drama" llama that only Dramamine can solve for.

marketing campaigns reminding consumers of the benefits of the brand to treat motion sickness and nausea incidences whenever they arise.

Another example would be Nix®, the #1 brand in the lice treatment category. Nix offers a wide variety of lice treatment products ranging from lice treatments that kill super lice and eggs to lice treatment kits with treatments that kill lice in hair and on furniture and bedding in the home.

The brand was impacted significantly by COVID-19, but we continued to utilize our consumer insight work to understand future new product opportunities for the brand to meet the needs of the consumer. As the lice category began its recovery process over the last few years, Nix was prepared to grow the category as the market leader.

We expanded the breadth of offerings with consumers, launching the highly successful Nix Ultra® Lice Treatment & Prevention Kit that includes a safe, daily leave-in spray that provides long-lasting protection from lice with a simple spray that provides everything consumers need to treat lice & prevent them from spreading to other members of the family.

These offerings from the leading Nix brand are backed by efficient marketing and are great examples of finding additional ways to meet consumer needs and grow a category over time.

A final example is Hydralyte®, a leader in oral hydration in Australia for over 20 years that defines the category with a 90%+ market share. The majority of Australians recognize the brand immediately thanks to its great-tasting profile, efficacy and our proven brand-building tactics.

Over the last five years, Hydralyte has continued to execute proven brand-building focused on continued use of targeted messaging, extending usage occasions, and executing various other marketing strategies. Embracing its leading share, these efforts grew the category and drove increased household penetration and usage for Hydralyte and its various form factors of liquids, powders, and tablets.

Hydralyte continues to lead the robust growth of our International segment thanks to its leading number one share position.









Hydralyte
lyte speed
REHYDRATION
EVERYDAY
lyte speed
REHYDRATION
FOR EVERYONE!
ALWAYS READ THE LABEL AND FOLLOW THE DIRECTIONS FOR USE

Nix has achieved record sales and grown meaningfully over the category over the last five years, expanding it's leading #1 market share.



23.5%	24.4%	27.2%	30.0%	33.1%
4 YAG	3 YAG	2 YAG	YAG	L52

Capital Expenditures

Our low capital needs business model enables a stronger cash flow profile and reinvestment in our brands.



Average 1.3%

1.5%	2.4%	0.9%	0.7%	0.8%
FY20	FY21	FY22	FY23	FY24

In summary, during this transitional period of significantly reducing our debt we executed "more of the same" around our time-tested brand-building efforts, investing in marketing, and advertising behind a diverse product base while maintaining a strong retail channel and shelf presence. These efforts lead to continued revenue growth and resulting cash flow growth over the five-year time period. This positioned us to execute our disciplined capital allocation model and set us up for where we are today.

FISCAL 2024: A NEW CHAPTER THANKS TO REDUCED LEVERAGE

In May of 2023 we unveiled a new chapter in capital deployment, announcing a revised goal to target operating at long-term leverage of less than 3x. This updated objective entering fiscal 2024 was due to our leading cash flow profile and successful long-term business growth. Down from a 5.7x leverage high point following the acquisition of Summer's Eve and Fleet in 2017, we believe this target of lower optimal leverage allows for further financial flexibility for disciplined capital deployment that can create value for shareholders.

Our fiscal 2024 results allowed us to achieve our leverage target despite certain supply chain setbacks late in the year.

2024 results included stable revenue and earnings versus prior year of $1,125 million and $4.21 per share, respectively, enabled by our leading brand portfolio and proven business strategy. This included a fourth quarter performance that was affected by extraordinary supply chain pressures late in the quarter, mainly in eye care products, that limited our ability to meet retailer order demand. Our consumption was very strong for the year, exceeding our long-term 2 to 3% target, but unfortunately was not reflected in organic sales growth largely due to these pressures.

However, short-term challenges did not impact cash flows – we generated approximately $240 million in free cash flow in FY'24, up approximately 8% versus prior year. The performance enabled us to reach a 2.8x leverage ratio compared to 3.3x at the beginning the year, achieving the lowest year-end leverage ratio in the company's history. We did this all while using capital in multiple ways, including share repurchases, debt reduction, and the acquisition of one of Care Pharma's suppliers in Australia.

This balanced and thoughtful approach to capital deployment will be further nurtured moving forward thanks to our increasingly low levels of leverage.

LOOKING AHEAD: STRONG BASE OF CAPITAL FOR FURTHER CAPITAL DEPLOYMENT

Moving forward, we are now operating with an enviable capital position that is supported by this improved leverage ratio and favorable business attributes:

1) A low capital needs business model with expected capex needs of 1-2% annually,

2) Consistent strong margins enabled by the categories we participate in and their importance to consumer self-care,

3) A predictable balance sheet: all debt is long-dated with maturities of 2028 and beyond and approximately 90% of remaining debt is fixed,

4) Proven best-in-class profitability profile thanks to our stable business model and continuous cost savings efforts.

Disciplined Capital Allocation Approach as Flexibility Increases



1

Invest in Current Brands to Drive Organic Growth

Anticipate ~$1 billion total Free Cash Flow[1] over the next four years enhancing shareholder value

2

Pursue M&A That is Attractive to Shareholders

Ample Capacity to Pursue Brands & Portfolios of Scale

3

Strategic Share Repurchases

Newly Announced $300 Million Authorization

4

Further Deleveraging to Enhance Optionality

Reducing Leverage Further Enables Opportunistic Capital Deployment

---

Our strengthened base of capital is supported by the attributes above and will accelerate our ability to use proven cash generation against the various options of investing in our brands, M&A, share repurchases, and deleveraging.

With approximately a billion dollars of free cash flow anticipated over the next four years, we anticipate disciplined cash deployment behind this array of options.

The #1 priority continues to remain investing in our strategic brands to ensure long-term success.

From there, we continue to pursue strategic M&A. We have ample capacity to acquire additive businesses, and our scale and long-term expertise in Consumer Healthcare gives us a long-term advantage in identifying, acquiring, and successfully integrating transactions.

Next, share repurchases. By achieving lower leverage and operating with a sustainable and growing free cash flow profile, we believe a multi-year share repurchase program affords us the flexibility to offset dilution, return capital to shareholders in an opportunistic way, and still retain flexibility to pursue other deployment options. The recently announced approval of up to $300 million in share repurchases is a testament to this outlook and our confidence in the long-term profitable growth of our Company.

Finally, although we anticipate reducing debt and leverage in fiscal '25, our reduced leverage and attractive debt profile leaves us best positioned to prioritize the alternative deployment options.

A SET STRATEGY FOR SUCCESS

Our business continues to benefit from our leading, diverse brand portfolio and the strong, long-standing connections each brand holds with consumers who are searching for proven over-the-counter healthcare solutions. This starting point is amplified by proven brand-building and other business attributes that enable a strong financial profile that generates consistent and growing cash flows. With approximately a billion dollars of free cash flow anticipated over the next four years, the power of reinvesting these cash flows effectively will remain a critical factor in positioning us for success.

In the near-term we anticipate certain supply chain headwinds to continue in the first half of fiscal '25 but we remain confident in the big picture – that our business attributes and portfolio strength support our proven formula of solid organic growth, leading free cash flow generation, and a proven capital deployment strategy that will create long-term value for you, our shareholders. On behalf of all of our employees and board of directors, we thank our stakeholders for their commitment to Prestige and look forward to updating everyone on our value creation throughout the year.

Ron Lombardi

Ron Lombardi
Chair, President and Chief Executive Officer

---

[1]Free Cash Flow is a projected Non-GAAP financial measure, is reconciled to projected GAAP Net Cash Provided by Operating Activities in the attached Reconciliation Schedules and / or in our earnings release in the "About Non-GAAP Financial Measures" section and is calculated based on projected Net Cash Provided by Operating Activities less projected capital expenditures.



CORPORATE RESPONSIBILITY: PLAYING OUR PART IN AN IMPORTANT TOPIC

We are a responsible corporate citizen and we resolve to live by our principles as we continue to grow our global business. Broadly, our environmental, social and governance (ESG) efforts are wide ranging, and we take pride in our core values behind these efforts and our ability to positively impact all of our stakeholders.

We have many examples of how we look to benefit our communities. Our products are a key enabler to consumer "self-care" treatment at home that saves consumers money versus visits to hospitals or clinics. We seek out opportunities to be active members of our communities to enhance the lives of our neighbors and consumers. We encourage employees to become actively involved in their respective communities, and we enable our locations the freedom to develop programs that are appropriate to their community needs. For example, our corporate headquarters has an annual "Day of Giving" where employees spend time giving back to the nearby communities, while other office locations support their communities through various volunteerism events.

Further information surrounding our Company's human capital development and sustainability efforts are available on our Company's website at www.prestigebrands.com/about-us/corporate-responsibility including our most recent Sustainability report.

Prestige Consumer HEALTHCARE


Chloraseptic
SORE THROAT
FAST ACTING
Numbs throat in seconds
SAFE FOR THE FAMILY AGES 3+
NEW LOOK!
Compound W
NITRO FREEZE
HIGHEST CURE RATE IN 1 TREATMENT
NEW LOOK SAME PRODUCT
DenTek
Ultimate
DENTAL GUARD
Secure Slim Protection
NEW!
BORIC ACID
summer's eve
Ultimate
ODOR PROTECTION
daily refreshing wash
15 fl oz (444 mL)

CORPORATE INFORMATION

DIRECTORS

Ron Lombardi
Chair, President and Chief Executive Officer
Prestige Consumer Healthcare Inc.

John E. Byom
Chief Executive Officer
Classic Provisions, Inc. (Retired)

Celeste A. Clark, Ph.D.
Senior Vice President
Kellogg Company (Retired)

James C. D'Arecca
Executive Vice President, CFO
Haemonetics Corporation

Sheila A. Hopkins
President, Global Vision Care and Executive Vice President of Bausch + Lomb (Retired)

John F. Kelly
Vice President, Quality Operations and Environment, Health & Safety
Pfizer Inc. (Retired)

Natale S. Ricciardi
President
Pfizer Global Manufacturing (Retired)

Dawn M. Zier
President and Chief Operating Officer
Tivity Health, Inc. (Retired)

EXECUTIVES

Ron Lombardi
Chair, President and Chief Executive Officer
Prestige Consumer Healthcare Inc.

Christine Sacco
Chief Financial Officer

William P'Pool
Senior Vice President, General Counsel and Corporate Secretary

Adel Mekhail
Executive Vice President—Sales and Marketing

Mary Beth Fritz
Senior Vice President—Quality and Regulatory Affairs

Jeff Zerillo
Senior Vice President—Operations

Jeff Thompson
Vice President—Manufacturing and Operations

STOCKHOLDER INFORMATION



Prestige Consumer HEALTHCARE

TRANSFER AGENT AND REGISTRAR

Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

COMMON STOCK LISTING

New York Stock Exchange (Symbol—PBH)

INVESTOR INQUIRIES

Attn: Investor Relations
Prestige Consumer Healthcare Inc.
660 White Plains Road
Tarrytown, NY 10591

Telephone: (914) 524-6800
IRInquiries@PrestigeBrands.com

www.PrestigeConsumerHealthcare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of the federal securities laws that are intended to qualify for the Safe Harbor from liability established by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" generally can be identified by the use of forward-looking terminology such as "guidance," "outlook," "look forward," "projection," "plan," "positioned," "may," "will," "would," "expect," "anticipate," "believe", "consistent," "confidence," or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. The "forward-looking statements" include, without limitation, statements regarding the Company's future operating results including revenues, organic growth, diluted earnings per share, success of new product introductions, consumer demand, free cash flow, the uses of cash flow to pay down debt to delever and other uses including share repurchases, the expected timing of ongoing supply chain constraints, the Company's ability to enhance supply chain depth. These statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict.

Actual results could differ materially from those expected as a result of a variety of factors, including the impact of the Company's efforts to address supply chain constraints; the ability of the Company's manufacturing operations and third party manufacturers and logistics providers and suppliers to meet demand for its products and to avoid inflationary cost increases and disruption as a result of labor shortages; economic conditions, including as a result of labor shortages, inflation and geopolitical instability; consumer trends; the impact of the Company's advertising and marketing and new product development initiatives; customer inventory management initiatives; fluctuating foreign exchange rates; and competitive pressures. A discussion of other factors that could cause results to vary is included in the Company's Annual Report on Form 10-K for the year ended March 31, 2024 and other periodic reports filed with the Securities and Exchange Commission.



Prestige Consumer Healthcare Inc. ▪ 660 White Plains Road, Tarrytown, NY 10591 ▪ (914) 524-6800

www.PrestigeConsumerHealthcare.com